Mail Stop 6010

November 16, 2006

Harold L. Brand, President
Cybra Corporation
One Executive Blvd.
Yonkers, New York 10701

Re: Cybra Corporation
Amendment No. 4 to Form SB-2 Registration Statement
File No. 333-135068

Dear Mr. Brand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1.   Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

Statement of Stockholders' Deficiency, page F-17

2.   Your total stockholders deficiency amount as of June 30, 2006 does not agree to the Total Stockholders' Deficiency balance per the balance sheet. Please revise your statements accordingly.

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-20

3.   Please explain to us why, as a result of not accounting for the embedded conversion as a derivative under SFAS 133, the gain for the change in the unrealized gain or loss from derivative instruments increased.

                                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

                You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                                Regards,

                                                Jeffrey P. Riedler
                                                Assistant Director

Cc: Thomas G. Amon, Esq.
        Law Offices of Thomas G. Amon
        500 Fifth Avenue – Suite 1650
        New York, New York 10110